FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

CNPJ/MF n.º 07.628.528/0001-59

NIRE 35.300.326.237

MONITORING OF THE AGRICULTURAL OPERATIONS ESTIMATES 2023/2024 HARVEST YEAR

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), leader in Brazil in the acquisition, development and sale of rural properties with high potential for appreciation, informs its shareholders and the market in general its estimates and updates of the agricultural operations for the 2023/2024 harvest year.

Planted area per culture (hectare)

Production per culture (tons)

We have updated the projections for operational activities, planted area, and tons produced, and we have had a significant impact compared to the initial estimates.

The decrease in planted area can be explained by: (i) the high volatility in corn prices, resulting in a change in product mix and a decrease in corn planted area (first and second crop) by 9,200 hectares; and (ii) weather conditions during the ideal planting window, leading to areas of corn and soybeans not being planted in Bahia and Paraguay.

The reduction in tons produced is mainly explained by: (i) the decrease in planted area, which represents approximately 95,000 tons; (ii) weather conditions; and (iii) crop management during crop development.

Sugarcane

In December, we concluded the sugarcane harvest season, with 2.0 million tons of sugarcane harvested, recording a TCH of 79.16. For the 2024 harvest season, we estimate to produce 2.0 million tons with a TCH of 83.7.

Cattle Raising

Due to lack of rainfall between October and December in Brazil and the recurring lack of rainfall in Paraguay, pasture availability decreased. As a result, we estimate a decrease of approximately 30% in meat production compared to initial estimates.

Production cost (R$/ha)

It is worth noting that the estimates are hypothetical data and do not constitute a promise of performance. To learn more about the Company's operating estimates, see the projections section of our Reference Form.

São Paulo, May 8, 2024.

Gustavo Javier Lopez

CFO & IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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